March 30, 2018

Via EDGAR and Overnight Delivery

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-3720

Attention:                                         Amanda Ravitz

David Burton

Lynn Dicker

Tim Buchmiller

Geoff Kruczek

Re:                             nLIGHT, Inc.

Amendment No. 2 to

Draft Registration Statement on Form S-1
Submitted March 6, 2018
CIK No. 0001124796

Ladies and Gentlemen:

On behalf of nLIGHT, Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated March 15, 2018, relating to Amendment No. 2 to the Company’s Draft Registration Statement on Form S-1 (CIK No. 0001124796) submitted to the Commission on March 6, 2018 (the “Draft Registration Statement”). We are concurrently submitting via EDGAR this letter and filing a Registration Statement on Form S-1 (the “Registration Statement”).  For the Staff’s reference, we are providing the Staff with both an unmarked copy of the Registration Statement and a copy marked to show all changes from the Draft Registration Statement.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response.  Except as otherwise specifically indicated, page references herein correspond to the page of the Registration Statement.

Prospectus Summary, page 1

1.                                      Please tell us the reasons for the changed market data disclosed in your prospectus.  Please provide us copies of the data used in your prior submissions and the data used in this submission relating to the size of your addressable markets.  Please also provide us with copies of the “industry sources” referenced in your response to prior comment 3.

The Company acknowledges the Staff’s comment and submits that it will supplementally provide the Staff with the reasons for the changed market data in the prospectus, copies of the data used in the Registration Statement and prior submissions and copies of the “industry sources” referenced in its response to prior comment 3.

Comparison of Years Ended December 31, 2017 and 2016, page 54

2.                                      It remains unclear from your response to prior comment 4 and your revised disclosure whether your results of operations were materially affected by decreases in the prices of your products which you indicate throughout your prospectus is a known trend.  Your disclosure should address all material factors impacting your operations for each period presented and should quantify those factors.  Please revise your disclosure as appropriate.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that decreases in the prices of the Company’s products did not materially affect the Company’s results of operations for the year ended December 31, 2017 compared to the year ended December 31, 2016. Moreover, the Company’s gross margin increased from 22.9% to 31.9% for the year ended December 31, 2017.

Products in the laser industry, like many other technology and high growth industries, have historically experienced declining prices in a competitive market. Over time, as a specific product of the Company matures, it experiences price decreases. In the periods presented, the revenue impact of price decreases on maturing products was offset by growth in sales volumes and introduction of new products with improved capabilities.  The Company submits to the Staff that quantifying these factors would be artificial and could potentially confuse investors. The Company respectfully submits that it has disclosed and quantified all of the relevant factors that materially impacted the Company’s revenues in 2017 compared to 2016 on page 54 of the Registration Statement.

In addition, as disclosed on page 54 of the Registration Statement, the Company’s gross margin increased over this period due to manufacturing efficiencies realized in its laser production, cost reductions for raw materials, a reduction in manufacturing overhead as a percentage of revenues, and an increase in overhead capitalized in inventory due to higher inventory levels at the end of 2017.

In response to the Staff’s comment, the Company has revised page 50 of the Registration Statement to remove disclosure regarding erosion in the average selling prices of the Company’s products as a factor affecting the Company’s performance in the periods presented. In addition, in response to the Staff’s comment, the Company has revised pages 6, 14 and 20 of the Registration Statement.

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Please direct any questions regarding the Company’s responses or the revised draft of the Registration Statement to me at (206) 883-2575 or jskim@wsgr.com.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Jeana S. Kim

Jeana S. Kim

cc:	Scott H. Keeney, nLIGHT, Inc.
Ran Bareket, nLIGHT, Inc.
Kerry Hill, nLIGHT, Inc.

Patrick J. Schultheis, Wilson Sonsini Goodrich & Rosati P.C.
Bryan D. King, Wilson Sonsini Goodrich & Rosati P.C.

Warren T. Lazarow, O’Melveny & Myers LLP
Eric C. Sibbitt, O’Melveny & Myers LLP

Rod Clark, KPMG LLP